FOR IMMEDIATE RELEASE

Derek Signs Investor Relations Agreement

September 14, 2005

(Vancouver, B.C.)  Derek Oil & Gas Corporation (“Derek”) reports that the Company has entered into an investor relations agreement with Dr. Michael Berry, of Whippany, New Jersey.  Dr. Berry has been a portfolio manager for both Heartland Advisors and Kemper Scudder where he successfully managed small and mid cap value portfolios.  Dr. Berry has specialized in the study of behavioral strategies for investing and has been published in a number of academic and practitioner journals.  His definitive work on earnings surprise, with David Dreman, was published in 1995 in the Financial Analysts Journal.  Previously, Dr. Berry was a professor of investments at the Colgate Darden Graduate School of Business Administration at the University of Virginia and he has also held the Wheat First Endowed Chair at James Madison University.  Dr. Berry publishes daily Morning Notes by Michael Berry, Ph.D.  This publication is distributed to clients worldwide to identify current market opportunities and behavioral anomalies. Dr. Berry had been monitoring Derek’s progress at the LAK Ranch property for close to two years before the business relationship and ensuing investor relations agreement between Derek and Dr. Berry took place.

Under the terms of the investor relations agreement, Dr. Berry will provide monthly consulting services to Derek.  These services will serve to identify and introduce Derek to new shareholders and/or new sources of capital.  For greater clarity, Dr. Berry’s duties will involve contacting shareholders and other interested parties about the investment opportunity offered by Derek and the design and implementation of an overall investor relations strategy for Derek.  Dr. Berry will provide a case study/research report on Derek and will present at seminars and/or conferences on behalf of Derek.

The compensation for these monthly services provided by Dr. Berry is US$3,000 per month for a six month period.  In addition, Dr. Berry has been granted a stock option to purchase 100,000 shares of Derek at a price of CDN$0.47 per share.  These stock options are issued in accordance with the requirements of the TSX Venture Stock Exchange.

Derek Oil & Gas Corporation is an exploration and development company that utilizes enhanced oil recovery techniques to develop new production from reservoirs containing significant quantities of oil that were previously uneconomic to recover using conventional means.  The Company is publicly traded in Canada on the TSX Venture Exchange under the symbol DRK and in the United States of America on the OTC Bulletin Board under the symbol DRKOF.

ON BEHALF OF THE BOARD

Mr. Barry C.J. Ehrl

President & CEO

For further information please contact:

 Investor Relations: 1-888-756-0066 or (604) 331-1757

Website: http://www.derekoilandgas.com/

Corporate E-Mail: info@derekoilandgas.com

Corporate Communications E-Mail: erica@derekoilandgas.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This document includes forward- looking statements.  Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas’s LAK Ranch project. In this document, the words “potential”, “plan”, ”could”, ”estimate”, ”estimate”, ”expect”, “intend”, “may”, “should”, and similar expressions are intended to be among the statements that identify forward-looking statements.  Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek’s LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.